EXHIBIT 5

[LOGO]                                                       702 Highway 82 West
                                                    Greenwood, Mississippi 38430
                                                                  (601) 451-4800

                                                              September 11, 1997

TO OUR STOCKHOLDERS:

     On behalf of the Board of Directors of National Picture & Frame Company (the "Company"), we are pleased to inform you that the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") on September 4, 1997 with Colonnade Capital, L.L.C., NPF Holding Corporation and NPF Acquisition Corporation ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has today commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Company's Common Stock (the "Shares") at $12.00 net per Share in cash (the "Offer Consideration").

     Pursuant to the Merger Agreement, the Offer will be followed by a merger of the Company and Purchaser whereby each Share will be converted into the right to receive in cash the amount per Share paid to holders in the Offer.

     THE COMPANY'S BOARD OF DIRECTORS HAS APPROVED THE OFFER AND MERGER AND HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the written opinion dated September 4, 1997 of Bowles Hollowell Connor & Co., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be paid for the Shares in the Offer and Merger is fair, from a financial point of view, to holders. The Schedule14D-9 contains other important information relating to the Offer, and you are encouraged to read the Schedule 14D-9 carefully.

     In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated September 11, 1997, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions on how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer. Questions or requests for assistance may be directed to MacKenzie Partners, Inc., the Purchaser's Information Agent, at (800) 332-2885.

                                         On behalf of the Board of Directors,

                                         /s/ DANIEL J. HENNESSY

                                         DANIEL J. HENNESSY
                                         CHAIRMAN OF THE BOARD